September 22, 2021

Valerie J. Lithotomos

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:       Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Ms. Lithotomos:

On July 21, 2021, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Goose Hollow Tactical Allocation ETF (the “Fund”) filed post-effective amendment No. 95 to the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add a new series to the Trust. On August 31, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Fee Table and Expense Example

1.       Comment. Please confirm that the Fund’s expense limitation agreement will be effective for one year from the date of the prospectus.

Response. The Registrant confirms that the Fund’s expenses limitation agreement will be effective for at least one year from the date of the prospectus.

2.       Comment. Please revise footnote three to the Fund’s fee table to state whether any expenses paid or fees waived by the adviser will subject to reimbursement.

 Response. The Registrant has revised footnote three (added text is underlined):

The adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through January 31, 2023 to ensure that Net Annual Fund Operating Expenses (exclusive of any (i) front-end or contingent deferred loads, (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short), (vi) taxes, (vii) other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); or (vii) extraordinary expenses such as litigation (which may include indemnification of Fund officers and trustees or contractual indemnification of Fund service providers (other than the adviser)) will not exceed 0.84%. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits or the expense limits in place at the time of recoupment. Fee waiver and reimbursement arrangements can decrease the Fund’s expenses and boost its performance. This expense limitation agreement may be terminated at any time, by the Board upon sixty days written notice to the adviser. The expense limitation agreement will automatically terminate, if the Investment Advisory Agreement is terminated.

September 22, 2021

3.        Comment. Please confirm that the Fund’s expense example will reflect the Fund’s fee waiver only for the contractual period.

Response. The Registrant confirms that the Fund’s expense example will only reflect the Fund’s fee waiver for the contractual period of the agreement.

Principal Investment Risks

4.       Comment. The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the Fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the Fund. Pursuant to remarks from Dalia Blass, the former Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that the greatest risks are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response. The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Management of the Fund

5.       Comment. Please confirm that the Fund’s expense limitation agreement will be effective for at least one-year from the date of the Fund’s prospectus.

Response. The Registrant confirms that the Fund’s expense limitation agreement will be effective for at least one-year from the date of the Fund’s prospectus.

September 22, 2021

Financial Highlights

6.        Comment. With regard to the disclosure – “Because the Fund has only recently commenced investment operations, no financial highlights are available for the Fund at this time.” - please revise the disclosure to note that the Fund has not yet commenced operations.

   Response. The Registrant has revised the disclosure (added text is underlined and deleted text is struck):

Because the Fund has not yet ~~only recently~~ commenced investment operations, no financial highlights are available for the Fund at this time.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger